On March 22, 2010, the Nicholas-Applegate International Growth Fund, a series of Nicholas-Applegate Institutional Funds ("NAIF" and the "NAIF Fund") was reorganized into the Allianz NACM International Growth Fund, subsequently re-named the Allianz AGIC International Growth Fund, a series of Allianz Funds Multi-Strategy Trust (the "Acquiring Fund") and (the "Merger").

Trustees of the NAIF Trust approved the Merger, and an Agreement and Plan of Reorganization associated with the Merger, at a meeting held on November 13, 2009. In approving the Merger, the Trustees of the NAIF Trust determined that the NAIF Fund's participation in the Merger would be in the best interests of the NAIF Fund and that the interests of the NAIF Fund's shareholders would not be diluted as a result of the Merger.

The shareholders of the NAIF Fund approved the Merger and applicable Plan of Reorganization at a special meeting of shareholders held on March 19, 2010.

Under the Agreement and Plan of Reorganization, the NAIF Fund transferred all of its assets to the Acquiring Fund, in exchange for shares of the Acquiring Fund, and the assumption by the Acquiring Fund of all of the liabilities of the NAIF Fund, and the distribution of such shares to the shareholders of the NAIF Fund in complete liquidation of the NAIF Fund.